Hentze Farm Hospitality CO.

Profit and Loss
January - December 2021

	TOTAL
Income	
Billable Expense Income	17,977.41
Billable Expense Income (30)	7,013.00
Uncategorized Income	1,350.00
Total Income	**$26,340.41**
Expenses	
Car & Truck	460.02
Contractors	5,583.00
Job Supplies	10,977.94
Meals & Entertainment	531.58
Office Supplies & Software	238.94
Rent & Lease	1,000.00
Repairs & Maintenance	20.48
Taxes & Licenses	866.00
Travel	808.14
Uncategorized Expense	62.00
Utilities	1,602.65
Total Expenses	**$22,150.75**
NET INCOME	**$4,189.66**